UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37954

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: International Research Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2550 Pacific Ave. Ste 800
(No. and Street)

Dallas	TX	75226
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael Holland	469-409-7891	mholland@intlrs.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

McBee & Co., P.C.
(Name – if individual, state last, first, and middle name)

718 Paulus	Dallas	TX	75214
(Address)	(City)	(State)	(Zip Code)

09/22/2009	3631
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Holland _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of International Research Securities, Inc. _____, as of 12/31 _____, 2023 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Patti Kay Smith
My Commission Expires
7/26/2026
Notary ID 133877223

Signature: _____

Title: _____
President

Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

INTERNATIONAL RESEARCH SECURITIES, INC.

Financial Statements

With Supplemental Information

Year Ended December 31, 2023

INTERNATIONAL RESEARCH SECURITIES, INC.

CONTENTS

McBee & Co.
A Professional Corporation
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of International Research Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of International Research Securities, Inc. as of December 31, 2023, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of International Research Securities, Inc. as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of International Research Securities, Inc.'s management. Our responsibility is to express an opinion on International Research Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to International Research Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission ("Schedule I"), Schedule II, Reconciliation of the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission ("Schedule II") and Schedule III, Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission ("Schedule II") has been subjected to audit procedures performed in conjunction with the audit of International Research Securities, Inc.'s financial statements. The supplemental information is the responsibility of International Research Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

McBee & Co., PC

We have served as International Research Securities, Inc.'s auditor since 2016.
Dallas, Texas
March 4, 2024

Dallas Office | 718 Paulus Avenue • Dallas, Texas 75214 • 214.823.3500
www.mcbeeco.com

INTERNATIONAL RESEARCH SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2023

ASSETS		
Cash and cash equivalents	$	926,921
Commissions receivable		27,397
Securities owned at fair value		1,356,647
Other assets		12,074
TOTAL ASSETS	$	2,323,039
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable	$	18,886
Commissions payable		2,770
Acccrued interest payable on SBA Loan		87,163
SBA Loan		1,636,300
Total Liabilities		1,745,119
Stockholder's Equity		
Common Stock, 100,000 shares authorized of $1.00 par value, 11,000 shares issued and outstanding		11,000
Additional paid-in-capital		491,682
Retained earnings		75,238
Total Stockholder's Equity		577,920
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	2,323,039

The accompanying notes are an integral part of these financial statements.

INTERNATIONAL RESEARCH SECURITIES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2023

Revenues		
Mutual Fund commission income	$	416,239
Insurance commission income		217,984
Dividend income		95,540
Total Revenues		729,763
Expenses		
Compensation		529,274
Regulatory fees and expenses		21,223
Occupancy		28,899
Professional fees		49,338
Interest expenses		61,763
Other operating expenses		39,468
Total Expenses		729,965
Loss before other income and provision for taxes		(202)
Unrealized net gains on securities owned		218,526
Income before provision for taxes		218,324
Provision for state income taxes		-
Net Income	$	218,324

The accompanying notes are an integral part of these financial statements.

INTERNATIONAL RESEARCH SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2023

	Common Stock	Additional Paid-in-Capital	Retained Earnings <Deficit>	Total
Balance, December 31, 2022	$11,000	$ 441,682	$ (143,086)	$309,596
Contributions by stockholder	-	50,000	-	50,000
Net Income	-	-	218,324	218,324
Balance, December 31, 2023	$11,000	$491,682	$ 75,238	$ 577,920

The accompanying notes are an integral part of these financial statements.

INTERNATIONAL RESEARCH SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2023

CASH FLOWS PROVIDED (USED) BY OPERATING ACTIVITIES

Net income	$	218,324
Adjustments to reconcile net income to net cash provided		
(used) by operating activities:		
Unrealized net gain on securities owned		(218,526)
Changes in assets and liabilities		
Increase in commission receivable		(3,505)
Increase in other assets		(4,696)
Increase in accounts payable		3,436
Increase in commissions payable		605
Increase in accrued interest payable on SBA loan		38,366
Net cash provided (used) by operating activities		34,004
CASH FLOWS FROM INVESTING ACTIVITIES		
Dividends re-invested in securities owned		(74,113)
Net cash provided (used) by investing activities		(74,113)
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributions by stockholder		50,000
Net cash provided by financing activities		50,000
Net increase in cash		9,891
Cash and cash equivalents at beginning of year		917,030
Cash and cash equivalents at end of year	$	926,921
SUPPLEMENTAL CASH FLOW DISCLOSURES:		
Interest Payments	$	23,397

The accompanying notes are an integral part of these financial statements.

NOTE 1 – Summary of Significant Accounting Policies

Nature of Operations and Basis of Presentation:

International Research Securities, Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and is a member of the Securities Investor Protection Corporation ("SIPC"). The Company is considered "Non-Covered Firm" exempt from 17 C.F.R. § 240.15c3-3 and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to municipal securities broker, including 529 plans, mutual fund retailer on application way only basis and broker selling variable life insurance or annuities. The Company does not hold customer funds or securities. The Company's customers are located throughout the United States. The accounting and reporting policies of the Company conform to U.S. generally accepted accounting principles and to general practices within the securities industry.

Statement of Cash Flows:

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, which are not held for sale in the ordinary course of business.

Cash and Cash Equivalents:

Cash and cash equivalents consists of deposits with banks, money market funds, and all highly liquid investments, with maturities of less than ninety days, which are not segregated and deposited for regulatory purposes.

Current Expected Credit Losses (CECL):

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis in accordance with FASB ASC 326-20, *Financial Instruments – Credit Losses*. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that adjusts the asset's amortized cost basis. Changes in the allowance for credit losses are reported in Credit Loss expense.

Commissions receivable are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for credit losses on these receivables. Management records an allowance for credit losses based on a collectability review of specific accounts. Any receivables deemed uncollectible are written off against the allowance.

NOTE 1 – Summary of Significant Accounting Policies (Continued)

Leases:

The Company accounts for its leases in accordance with FASB ASC 842, *Leases*. The Company is a lessee in a short term noncancellable operating lease for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease.

The Company has elected, for all underlying classes of assets, to no recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with its short-term leases on a straight-line basis over the lease term.

Revenue Recognition:

The Company earns revenue for selling unaffiliated mutual funds and variable annuity products. The performance obligation is satisfied at the time of each individual sale. A portion of the revenue is based on a fixed rate applied, as a percentage to, amounts invested at the time of sale. The remaining revenue is recognized over the time the client owns the investment or holds the contract and is generally earned based on a fixed rate applied, as a percentage, to the net asset value of the fund or annuity contract. The ongoing revenue is not recognized at the time of sale because it is variably constrained due to factors outside the Company's control including market volatility and client behavior (such as how long client holds their investment or annuity contract). The revenue will not be recognized until it is probable that a significant reversal will not occur.

Income Taxes:

The Company files as an "S" corporation for Federal income tax purposes. The Company's net income is taxed at the shareholder level rather than at the corporate level for Federal income tax purposes, and thus, no provision for Federal income taxes has been made in the accompanying financial statements. The Company is liable for income taxes in the State of Texas, subject to certain exemptions.

Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises. The Company's federal and state income tax returns are subject to examination over various statutes of limitations generally ranging from three to five years.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 – Summary of Significant Accounting Policies (Continued)

Fair Value of Financial Instruments:

Securities owned are held for investment purposes and are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures*, as described in Note 7. The increase or decrease in fair value is credited or charged to operations.

The Company's other financial asset and liability amounts reported in the statement of financial condition are short-term in nature and approximate fair value.

NOTE 2 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2023, the Company had net capital of $323,293 and net capital requirements of $116,341. The Company's ratio of aggregate indebtedness to net capital was 5.4 to 1.

The Company's sole stockholder contributed capital of $50,000 in January 2023.

NOTE 3 – Exemption from Rule 15c3-3

The Company is considered "Non-Covered Firm" exempt from 17 C.F.R. § 240.15c3-3 and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to municipal securities broker, including 529 plans, mutual fund retailer on application way basis only and broker selling variable life insurance or annuities.

NOTE 4 – Contingencies

There are currently no asserted claims or legal proceedings against the Company; however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such future action against the Company could have adverse impact on the financial condition, results of operations, or cash flows of the Company. The Company had no commitments or contingencies that were required to be accrued or disclosed.

NOTE 5 – Concentration of Credit Risk

The Company is engaged in brokerage activities in which counter-parties primarily include mutual funds, 529 plans, and variable annuity companies throughout the United States. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 5 – Concentration of Credit Risk (Continued)

The Company's financial instruments that are subject to concentrations of credit risk primarily consist of cash, cash equivalents, and securities at fair market value. The Company places its cash with three high credit quality institutions. At times, such cash may be in excess of the FDIC insurance limits or SIPC protection. The Company believes that it is not exposed to any significant risk related to cash.

NOTE 6 – Related Party Transactions

The sole stockholder of the Company, a registered securities representative, generates most of the Company's revenues and related compensation expense. The Company is economically dependent upon the sole stockholder due to the concentration of services he provides. The Company and various entities are under common control and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous.

NOTE 7 – Securities Owned

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.
- Level 2 inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

Following is the description of the valuation methodologies used for the Company's assets measured at fair value. There have been no changes in the methodologies used at December 31, 2023.

Mutual Funds – Mutual funds are generally priced at the ending net asset value ("NAV") provided by the service agent of the mutual funds.

Level 1:
Mutual funds	$1,356,647
Securities owned at fair value	$1,356,647

NOTE 8 – Market Risks and Uncertainties

Mutual funds are subject to market, or systematic, risk because there is no way to predict or control what will happen in the future or whether a given mutual fund will increase or decrease in value. The Company's mutual fund investments are subject to market or economy decline, causing the investments to lose value regardless of the performance or profitability of the issuing entity. This risk and uncertainty can subject the Company to losses that can affect its net capital requirement.

NOTE 9 – Liabilities Subordinated to Claims of General Creditors

During the year ended December 31, 2023, there were no subordinated liabilities to the claims of general creditors. Accordingly, a statement of changes in liabilities subordinated to claims of general creditors has not been included in these financial statements.

NOTE 10 – Recently Issued Accounting Pronouncements

Recently issued accounting standards that have been issued or proposed by the Financial Accounting Standards Board ("FASB") or other standards-setting bodies are not expected to have a material impact on the Company's financial position or results of operations. The Company plans to adopt any new standards in line with prospective timelines.

NOTE 11 – Long-Term SBA Loan

In April 2022, the Company received a $1,486,300 low-interest Economic Injury Disaster Loan (EIDL) loan from the Small Business Administration (SBA) that helps businesses overcome the effects of the pandemic by providing working capital to meet operating expenses. The loan was consolidated with the $150,000 SBA loan received in March 2021 for a total SBA loan of $1,636,300. The loan is a 30-year loan with a 3.75% interest rate, where monthly payments of $7,799 started in October 2023. The Company has accrued interest on the loan of $61,763 for 2023. The loan is secured by the Company's tangible and intangible property and guaranteed by the stockholder. Maturities of the loan payable are as follows:

Year Ending December 31,	Amount
2024	$ -
2025	-
2026	16,549
2027	33,418
2028	34,693
Thereafter	1,551,640
	$ 1,636,300

NOTE 12 – Office Lease

The Company leases office space under a twelve-month agreement. Rental expense for the office lease totals $28,899 for the year.

NOTE 13 – Subsequent Events

Subsequent events have been evaluated for potential recognition and disclosure through March 4, 2024, which represents the date the financial statements were available for issuance and concluded that no additional disclosures are required.

Supplemental Information

Pursuant to Rule 17a-5

of the Securities Exchange Act of 1934

as of

December 31, 2023

INTERNATIONAL RESEARCH SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2023

COMPUTATION OF NET CAPITAL

Total stockholder's equity qualified for net capital	$	577,920
Deductions and/or charges		
Non-allowable assets:		
Commissions receivable		(24,627)
Other assets		(12,074)
Net capital before haircuts on securities positions		541,219
Haircuts on securities (computed, where applicable, pursuant pursuant to Rule 15c3-1(f))		(217,926)
Net Capital	$	323,293

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:		
Acccounts payable	$	18,886
Commissions payable		2,770
Accrued interest pyable on SBA Loan		87,163
Long-Term SBA Loan		1,636,300
Total aggregate indebtedness	$	1,745,119

See accompanying report of independent registered public accounting firm.

Schedule I (continued)

INTERNATIONAL RESEARCH SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2023

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 116,341
Minimum dollar Net Capital Requirement of Reporting Broker or Dealer	$ 5,000
Minimum Net Capital Requirement	$ 116,341
Net Capital in Excess of Minimum Required	$ 206,952
Net Capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital requirement	$ 148,781
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	5.4 to 1

See accompanying report of independent registered public accounting firm.

INTERNATIONAL RESEARCH SECURITIES, INC.
Reconciliation of the Computation of Net Capital
under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2023

	Amounts Based on Original FOCUS Report	Amounts Based on Amended FOCUS Report	Difference Increase (Decrease)
Net Capital			
Total member's equity from statement of financial condition	$ 577,920	$ 577,920	$ -
Deduction and/or charges:			
Non-allowable assets included in the following statement of financial condition capitions:			
Commissions receivable	-	(24,627)	24,627
Other assets	(12,074)	(12,074)	-
Total deductions and/or charges	(12,074)	(36,701)	24,627
Haircuts on securities (computed, where applicable, pursuant to Rule 5c3-1(f))	(217,926)	(217,926)	-
Net capital	$ 347,920	$ 323,293	$ 24,627
Minimum net capital required	5,000	5,000	-
Excess net capital	$ 231,579	$ 206,952	$ 24,627
Total aggregate indebtedness	$ 1,745,119	$ 1,745,119	$ -
Ratio of aggregate indebtedness to net capital	5.0 to 1	5.4 to 1	

See accompanying report of independent registered public accounting firm.

INTERNATIONAL RESEARCH SECURITIES, INC.
Computation for Determination of Reserve Requirements and Information Relating to the Possession or
Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2023

EXEMPTIVE PROVISIONS

The Company is considered "Non-Covered Firm" exempt from 17 C.F.R. § 240.15c3-3 and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to municipal securities broker, including 529 plans, mutual fund retailer on application way basis only and broker selling variable life insurance or annuities. As a Non-Covered Firm, the Computation of Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

See accompanying report of independent registered public accounting firm.

Report of Independent Registered Public

Accounting Firm on Management's

Exemption Report

McBee & Co.

A Professional Corporation
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of International Research Securities, Inc.

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) International Research Securities, Inc. ("the Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to municipal securities broker, including 529 plans, mutual fund retailer on application way only basis where the funds are payable to the issuer or its agent and not the company, and broker selling variable life insurance or annuities. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year, December 31, 2023, without exception.

International Research Securities, Inc.'s management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about International Research Securities, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

McBee & Co.

McBee & Co., PC

Dallas, Texas
March 4, 2024

Dallas Office | 718 Paulus Avenue • Dallas, Texas 75214 • 214.823.3500
www.mcbeeco.com



INTERNATIONAL
RESEARCH

INTERNATIONAL RESEARCH SECURITIES, INC.

BROKER-DEALER ANNUAL EXEMPTION REPORT

DECEMBER 31, 2023

International Research Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

(2) The Company is filing this Exemption report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the company limits its business activities exclusively to municipal securities broker, including 529 plans, mutual fund retailer on application way only basis where the funds are payable to the issuer or its agent and not the company, and broker selling variable life insurance or annuities, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

INTERNATIONAL RESEARCH SECURITIES, INC.

I, Michael Holland, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



By: _____

Michael Holland
CEO

March 4th _____, 2024

2550 Pacific Ave., Ste 800* Dallas, TX * 75226 * *p* 469-409-7891*

Member FINRA, SIPC